Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dreyfus BNY Mellon Funds, Inc.:

We consent to the reference to our firm name under the heading “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information with respect to Dreyfus Select Managers Long/Short Equity Fund, Dreyfus TOBAM Emerging Markets Fund and Dreyfus Alternative Diversifier Strategies Fund, each a series of Dreyfus BNY Mellon Funds, Inc., filing on Form N-1A included herein.

We also consent to use of our report dated January 21, 2014, with respect to the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, in the Statement of Additional Information.

KPMG LLP

New York, New York
March 19, 2014